780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

Direct 414-287-9603

December 8, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20543

Re:

BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Monday, July 28, 2014 regarding Post-Effective Amendment Number 97 to the Registrant’s Form N-1A Registration Statement filed on June 18, 2014 (the “Post-Effective Amendment”) on behalf of the BMO Alternative Strategies Fund (the “Fund”).  The Registrant filed the Post-Effective Amendment for the purpose of registering the Fund as a new series of the Registrant.

The Registrant understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

General

1.

Comment:  Please advise if the Registrant has submitted or expects to submit a multi-manager exemptive application or no-action request in connection with the Post-Effective Amendment.

Response:  The Registrant supplementally advises that, on October 10, 2014, it submitted an exemptive application in connection with the Post-Effective Amendment.  Pursuant to Section 6(c) of the Investment Company Act of 1940, as

Ms. O’Neal-Johnson

December 8, 2014

amended (the “1940 Act”), the Registrant has requested exemptive relief from Section 15(a) of the 1940 Act, Rule 18f-2 thereunder, and certain disclosure requirements under various rules and forms to permit BMO Asset Management Corp. (the “Adviser”), subject to the approval of the board of directors of the Registrant, including a majority of those who are not “interested persons” of the Registrant, of a series of the Registrant, or of the Adviser, as defined in Section 2(a)(19) of the 1940 Act, to, without obtaining shareholder approval:  (i) select certain wholly-owned and non-affiliated investment subadvisers to manage all or a portion of the assets of one or more series of the Registrant and enter into investment subadvisory agreements with each subadviser and (ii) materially amend the subadvisory agreements with each subadviser.  Although the Fund does not currently require exemptive relief to implement its investment strategy, the Registrant has requested the order to facilitate the operation of the Fund and other series of the Registrant with similar multi-manager structures.

2.

Comment:  Please advise whether the Fund intends to establish a wholly-owned and controlled subsidiary organized under the laws of the Cayman Islands (the “Subsidiary”) to gain exposure to commodities markets through an investment in the Subsidiary.

Response:  The Registrant supplementally advises that it does not intend to establish the Subsidiary and has revised the Post-Effective Amendment to remove all references to the Subsidiary.

3.

Comment:  Please advise whether the Fund intends to hire additional subadvisers prior to the effective date of the Post-Effective Amendment.

Response:  The Registrant supplementally advises that it intends to hire additional subadvisers prior to the effective date of the Post-Effective Amendment, and the Registrant has added disclosure regarding such subadvisers.

Prospectus

4.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund,” please confirm that the expense limitation agreement will continue in effect for at least one year after the date that the Registrant files its registration statement pursuant to Rule 485(b).

Response:  The Registrant supplementally confirms that the expense limitation agreement is authorized through December 31, 2015.

Ms. O’Neal-Johnson

December 8, 2014

5.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund,” please advise whether the expense limitation agreement provides for the recoupment by the Adviser of waived fees or reimbursed expenses. If so, please add appropriate disclosure to this subsection.

Response:  The Registrant supplementally advises that the expense limitation agreement does not provide for the recoupment by the Adviser of waived fees or reimbursed expenses. Accordingly, the Registrant has not added disclosure to this subsection but notes that it discloses this information in the Prospectus under “BMO Funds Information – Advisory Fees.”

6.

Comment:  Under “Fund Summary – Principal Investment Strategies,” in the discussion of “swaps, such as credit default swaps, total return swaps, and/or interest rate swaps (including constant maturity swaps),” please confirm that if the Fund engages in or sells credit default swaps, the Fund will cover the full notional value of the swaps sold.  Similarly, with respect to total return swaps, please confirm that the Registrant is aware of the asset coverage guidance in Investment Company Act Release No. 10666 (the “Release”).

Response:  The Registrant supplementally confirms that to the extent that the Fund engages in or sells credit default swaps, the Fund will cover the full notional value of the swaps sold.  Additionally, the Registrant supplementally confirms that it is aware of the asset coverage guidance in the Release and, to the extent that the Fund engages in total return swaps, the Fund will comply with the asset coverage guidance in the Release to the extent applicable.

7.

Comment:  Under “Fund Summary – Principal Risks,” the Registrant included portfolio turnover as a principal risk of investing in the Fund.  If the Registrant intends to use frequent trading to implement its principal investment strategies, please include disclosure to that extent in the Principal Investment Strategies section.

Response:  The Registrant has revised the disclosure in its Principal Investment Strategies section to explain that the Fund may use frequent trading as part of its investment strategy.

8.

Comment:  Under “Additional Information Regarding Principal Investment Strategies and Risks,” if the Registrant has a policy to provide notice to shareholders prior to changing the Fund’s investment objective, please describe such policy.

Response:  The Registrant does not have a policy regarding providing notice to shareholders about changes in the Fund’s investment objective.  However, management of the Registrant anticipates that it will make a judgment based on the

Ms. O’Neal-Johnson

December 8, 2014

individual facts of any changes in this regard and, in doing so, will determine whether advance notice is required and what form the notice would take.

9.

Comment:  Under “Account and Share Information – Portfolio Holdings,” if the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities are available on the Fund’s website, please disclose the website address.

Response:  The Registrant confirms that the policies and procedures with respect to the disclosure of the Fund’s portfolio securities are not provided on the Fund’s website.

Statement of Additional Information

10.

Comment:  Under “Directors and Officers – Board of Directors,” please revise the third sentence in the second paragraph as follows: “The Board does not have a chairperson or an independent lead director.”

Response:  The Registrant has made the requested change.

* * *

If you have any questions regarding these responses, please contact the undersigned at 414-287-9603.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Laura A. Bautista

Laura A. Bautista

cc:

Working Group